SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
(Amendment No. 4)*

STONECO LTD.

(Name of Issuer)

CLASS A COMMON SHARES

(Title of Class of Securities)

G85158106

(CUSIP Number)

April 28, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON VCK Investment Fund Limited (SAC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 21,170,375 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 21,170,375 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,170,375 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of (i) 3,737,449 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC A) (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK” or the “Reporting Person”); VCK is a fund controlled by André Street de Aguiar (“André Street”); (ii) 507,836 Class A Common Shares and 683,926 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company controlled by VCK A; and (iii) 14,955,142 Class B Common Shares held of record by HR Holdings, LLC (“HR Holdings”), a company controlled by ACP Investments Ltd., in turn controlled by VCK A, which is a segregated account of VCK. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 293,891,057 Class A Common Shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

1	NAME OF REPORTING PERSON VCK Investment Fund Limited (SAC A)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 21,170,375 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 21,170,375 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,170,375 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%(2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of (i) 3,737,449 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC A) (“VCK A” or the “Reporting Person”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”); VCK is a fund controlled by André Street de Aguiar (“André Street”); (ii) 507,836 Class A Common Shares and 683,926 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company controlled by VCK A; and (iii) 14,955,142 Class B Common Shares held of record by HR Holdings, LLC (“HR Holdings”), a company controlled by ACP Investments Ltd., in turn controlled by VCK A, which is a segregated account of VCK. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 293,891,057 Class A Common Shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

1	NAME OF REPORTING PERSON The Pontes Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 1,900,129 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 1,900,129 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,129 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.6%(2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of (i) 76,449 Class A Common Shares and 1,823,680 Class B Common Shares held of record by The Pontes Family Trust (“Pontes Family” or the “Reporting Person”), a trust settled in Jersey, with Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”) as beneficiary.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 293,891,057 Class A Common Shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

1	NAME OF REPORTING PERSON Old Bridges Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 8,452,383 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 8,452,383 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,452,383 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%(2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of 8,452,383 Class A Common Shares held of record by Viti Jersey LP (“Viti”), a limited partnership controlled by Old Bridges Trust (“Old Bridges” or the “Reporting Person”), a trust duly settled in Jersey with Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”) as beneficiary. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 293,891,057 Class A Common Shares outstanding Shares as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

1	NAME OF REPORTING PERSON Viti Jersey LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 8,452,383 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 8,452,383 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,452,383 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%(2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of 8,452,383 Class A Common Shares held of record by Viti Jersey LP (“Viti” or the “Reporting Person”), a limited partnership controlled by Old Bridges Trust (“Old Bridges”), a trust duly settled in Jersey with Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”) as beneficiary.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 293,891,057 Class A Common Shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote.

1	NAME OF REPORTING PERSON TCB Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 230,822 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 230,822 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,822 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%(2)(3)
12	TYPE OF REPORTING PERSON CO
(1)	Consists of 230,822 Class A Common Shares held of record by TCB Investments LP (“TCB” or the “Reporting Person”), a limited partnership controlled by Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”).

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 293,891,057 Class A Common Shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote.

1	NAME OF REPORTING PERSON Andre Street de Aguiar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 21,170,375 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 21,170,375 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,170,375 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8%(2)(3)
12	TYPE OF REPORTING PERSON IN
(1)	Consists of (i) 3,737,449 Class A Common Shares and 1,286,022 Class B Common Shares held of record by VCK Investment Fund Limited (SAC A) (“VCK A”), a segregated account of VCK Investment Fund Limited (SAC) (“VCK”); VCK is a fund controlled by André Street de Aguiar (“André Street” or the “Reporting Person”); (ii) 507,836 Class A Common Shares and 683,926 Class B Common Shares held of record by Cakubran Holdings Ltd. (“Cakubran”), a company controlled by VCK A; and (iii) 14,955,142 Class B Common Shares held of record by HR Holdings, LLC (“HR Holdings”), a company controlled by ACP Investments Ltd., in turn controlled by VCK A, which is a segregated account of VCK. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 293,891,057 Class A Common Shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

1	NAME OF REPORTING PERSON Eduardo Cunha Monnerat Solon de Pontes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazilian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 10,583,334 (1)
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 10,583,334 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,583,334 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ NOT APPLICABLE
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%(2)(3)
12	TYPE OF REPORTING PERSON IN
(1)	Consists of (i) 76,449 Class A Common Shares and 1,823,680 Class B Common Shares held of record by The Pontes Family Trust (“Pontes Family”), a trust settled in Jersey, with Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes” or the “Reporting Person”) as beneficiary; (ii) 8,452,383 Class A Common Shares held of record by Viti Jersey LP (“Viti”), a limited partnership controlled by Old Bridges Trust (“Old Bridges”), a trust duly settled in Jersey with Eduardo Pontes as beneficiary; and (iii) 230,822 Class A Common Shares held of record by TCB Investments LP (“TCB”), a limited partnership controlled by Eduardo Pontes. Each Class B Common Share is convertible into one Class A Common Share at the option of its holder at any time.

(2)	Based on the quotient obtained by dividing (a) the aggregate number of Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 293,891,057 Class A Common Shares outstanding as of December 31, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B Common Shares beneficially owned by the Reporting Person. The aggregate number of Class B Common Shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as-converted into Class A Common Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(3)	Each Class A Common Share is entitled to one vote, and each Class B Common Share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Shares because the Class B Common Shares are treated as converted into Class A Common Shares for the purpose of this report.

Item 1.

(a) Name of Issuer

StoneCo Ltd.

(b) Address of Issuer’s Principal Executive Offices

4th Floor, Harbour Place
103 South Church Street, P.O. Box 10240
Grand Cayman, KY1-1002, Cayman Islands

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office:

Item 2(c). Citizenship:

VCK Investment Fund Limited (SAC) 2nd floor, Bahamas Financial Centre, Shirley & Charlotte Streets, Nassau, Bahamas

André Street de Aguiar c/o StoneCo Ltd. 4th Floor, Harbour Place 103 South Church Street, P.O. Box 10240 Grand Cayman, KY1-1002, Cayman Islands Brazilian Citizen	VCK Investment Fund Limited (SAC A) 2nd floor, Bahamas Financial Centre, Shirley & Charlotte Streets, Nassau, Bahamas

Eduardo Cunha Monnerat Solon de Pontes 42-50 Victoria St., City of Westminster, Greater London SW1H 0TL Brazilian Citizen	The Pontes Family Trust C/O Vistra Trust Company (Jersey) Limited 4th floor, St. Paul’s Gate, 22-24 New Street St. Helier JE JE1 4TR

Viti Jersey LP C/O Vistra Trust Company (Jersey) Limited 4th floor, St. Paul'’s Gate, 22-24 New Street St. Helier JE JE1 4TR	Old Bridges Trust C/O Vistra Trust Company (Jersey) Limited 4th floor, St. Paul’s Gate, 22-24 New Street St. Helier JE JE1 4TR

TCB Investments LP 2nd Floor, Goodman's Bay Corporate Centre West Bay Street, Nassau, Bahamas

(d) Title of Class of Securities

Class A Common Shares

(e) CUSIP Number

G85158106

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially Owned

See row 9 of the Cover Pages for each of the Reporting Persons.

(b) Percent of Class

See row 11 of the Cover Pages for each of the Reporting Persons.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

See row 5 of the Cover Pages for each of the Reporting Persons.

(ii) shared power to vote or to direct the vote

See row 6 of the Cover Pages for each of the Reporting Persons.

(iii) sole power to dispose or to direct the disposition of

See row 7 of the Cover Pages for each of the Reporting Persons.

(iv) shared power to dispose or to direct the disposition of

See row 8 of the Cover Pages for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

See Exhibit B.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

See Exhibit B.

Item 10. Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 11th day of May, 2023

VCK Investment Fund Limited (SAC) /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director of Bluebay Directors Ltd.	VCK Investment Fund Limited (SAC) /s/ Lashawn Rolle By: Lashawn Rolle Title: Director of Blue Medallion Investments Ltd.

VCK Investment Fund Limited (SAC A) /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director of Bluebay Directors Ltd.	VCK Investment Fund Limited (SAC A) /s/ Lashawn Rolle By: Lashawn Rolle Title: Director of Blue Medallion Investments Ltd.

Vistra Trust Company (Jersey) Limited as trustee of the Pontes Family Trust /s/ Karin Lynch By: Karin Lynch Title: Trustee	Vistra Trust Company (Jersey) Limited as trustee of the Pontes Family Trust /s/ Gemma Voisin By: Gemma Voisin Title: Trustee

Vistra Trust Company (Jersey) Limited as trustee of the Old Bridges Trust /s/ Karin Lynch By: Karin Lynch Title: Trustee	Vistra Trust Company (Jersey) Limited as trustee of the Old Bridges Trust /s/ Gemma Voisin By: Gemma Voisin Title: Trustee

Viti Jersey LP /s/ Karin Lynch By: Karin Lynch Title: Director of Five Bridges GP	Viti Jersey LP /s/ Gemma Voisin By: Gemma Voisin Title: Director of Five Bridges GP

TCB Investments LP /s/ Daniela Mastrorocco By: Daniela Mastrorocco Title: Director of Bridges BHS GP	TCB Investments LP /s/ Jessica Darlene Hanna By: Jessica Darlene Hanna Title: Director of Bridges BHS GP

/s/ André Street de Aguiar By: André Street de Aguiar	/s/ Eduardo Cunha Monnerat Solon de Pontes By: Eduardo Cunha Monnerat Solon de Pontes

SCHEDULE 13G

EXHIBIT A

MEMBERS OF FILING GROUP

VCK Investment Fund Limited (SAC)

VCK Investment Fund Limited (SAC A)

The Pontes Family Trust

Old Bridges Trust

Viti Jersey LP

TCB Investments LP

André Street de Aguiar (an individual who controls VCK Investment Fund Limited (SAC A), a segregated account of VCK Investment Fund Limited (SAC))

Eduardo Cunha Monnerat Solon de Pontes (an individual who controls TCB Investments LP and is the beneficiary of Old Bridges Trust and The Pontes Family Trust)

SCHEDULE 13G

EXHIBIT B

NOTICE OF DISSOLUTION OF GROUP

Certain of the Reporting Persons, as defined in this Schedule 13G were party to a shareholders agreement among the StoneCo Ltd. (the “Issuer”) and the founder shareholders dated as of October 29, 2018 (the “Shareholders Agreement”), pursuant to which the Reporting Persons may have been deemed to be a member of a “group.” The Reporting Persons had previously filed a Schedule 13G, as amended, jointly with Andre Street de Aguiar (“Andre Street”) and his affiliated entities and Eduardo Cunha Monnerat Solon de Pontes (“Eduardo Pontes”) and his affiliated entities as they were entitled to certain rights under the Issuer’s amended and restated memorandum and articles of association adopted by special resolution passed on October 11, 2018 and the Shareholders Agreement.

On November 29, 2022, following a series of governance enhancements, the Brazilian Central Bank (“BACEN”) approved a technical change of control request submitted by the Issuer amid a corporate restructuring involving its founder shareholders, Andre Street and Eduardo Pontes. As part of this restructuring, Eduardo Pontes left HR Holdings, LLC and consequently converted his original super voting Class B common shares into Class A common shares. As a result, the two founder shareholders have less than 50% of the voting power, with the conversion of Eduardo Pontes interests in Class B common shares from HR Holdings, LLC (which were held indirectly through certain of the Reporting Persons) into Class A common shares directly owned by his family vehicles (certain of the Reporting Persons) (the “Corporate Restructuring”).

On April 28, 2023, in connection with the Corporate Restructuring, the Issuer’s founder shareholders executed an irrevocable waiver to formally waive certain rights. As a result, Eduardo Pontes and his affiliated entities are no longer deemed to be a member of a “group” and are no longer filing a Schedule 13G jointly with Andre Street and his affiliated entities. Any further filings, if required, will be made separately by Andre Street and his affiliated entities and Eduardo Pontes and his affiliated entities.

SCHEDULE 13G

EXHIBIT C

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Class A Common Shares of StoneCo Ltd. may be filed in a single statement on behalf of each of such persons.

Dated: May 11, 2023

VCK Investment Fund Limited (SAC) /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director of Bluebay Directors Ltd.	VCK Investment Fund Limited (SAC) /s/ Lashawn Rolle By: Lashawn Rolle Title: Director of Blue Medallion Investments Ltd.

VCK Investment Fund Limited (SAC A) /s/ Sheldon Cartwright By: Sheldon Cartwright Title: Director of Bluebay Directors Ltd.	VCK Investment Fund Limited (SAC A) /s/ Lashawn Rolle By: Lashawn Rolle Title: Director of Blue Medallion Investments Ltd.

Vistra Trust Company (Jersey) Limited as trustee of the Pontes Family Trust /s/ Karin Lynch By: Karin Lynch Title: Trustee	Vistra Trust Company (Jersey) Limited as trustee of the Pontes Family Trust /s/ Gemma Voisin By: Gemma Voisin Title: Trustee

Vistra Trust Company (Jersey) Limited as trustee of the Old Bridges Trust /s/ Karin Lynch By: Karin Lynch Title: Trustee	Vistra Trust Company (Jersey) Limited as trustee of the Old Bridges Trust /s/ Gemma Voisin By: Gemma Voisin Title: Trustee

Viti Jersey LP /s/ Karin Lynch By: Karin Lynch Title: Director of Five Bridges GP	Viti Jersey LP /s/ Gemma Voisin By: Gemma Voisin Title: Director of Five Bridges GP

TCB Investments LP /s/ Daniela Mastrorocco By: Daniela Mastrorocco Title: Director of Bridges BHS GP	TCB Investments LP /s/ Jessica Darlene Hanna By: Jessica Darlene Hanna Title: Director of Bridges BHS GP

/s/ André Street de Aguiar By: André Street de Aguiar	/s/ Eduardo Cunha Monnerat Solon de Pontes By: Eduardo Cunha Monnerat Solon de Pontes